SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)


                              Notify Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    669956104
              -----------------------------------------------------
                                 (CUSIP Number)


                             December 31, 1998
              ----------------------------------------------------
                             (Date of Event)




 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669956104                   13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alan Stahler


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             315,500
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       315,500

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      315,500
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       8.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 669956104                   13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            261,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             261,500
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      261,500
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 6 pages


Item 1.     (a)   Name of Issuer:

                  Notify Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  1054 S. De Anza Blvd.
                  Suite 105
                  San Jose, CA  95129


Item 2.     (a)   Name of Person Filing:

                  This statement is filed jointly by D.H. Blair & Co., Inc. ("Blair") and Alan Stahler ("Stahler") (together the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office:

                  Mr.  Stahler's address is 10 Lakeside Drive
                  Lawrence, NY  11559
                  D.H. Blair & Co., Inc.'s ("Blair")(1) is 84 William Street New York, New York 10006.

            (c)   Citizenship:

                  Mr. Stahler is a United  States  citizen.
                  D.H. Blair & Co., Inc. is incorporated in New York

            (d)   Title of Class of Securities:

                  Common Stock, $.001 par value ("shares")

            (e)   CUSIP Number:

                  669956104


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)



______________________________________________________________________________
(1) Mr.Stahler is a principal shareholder of Blair.

                                                             Page 5 of 6 pages

Item 4.     Ownership.

     (a)(b) As of December 31, 1998 Mr. Stahler may be deemed to beneficially own 315,500 shares or 8.5% of the Issuer's shares issued and outstanding as follows: (i) 28,500 shares and 196,000 shares underlying 98,000 Units (1) and 27,000 shares underlying 27,000 Class A Warrants (2) owned directly by Blair and
(ii) 36,000 shares underlying 18,000 Units (1) owned by a foundation in which Mr. Stahler is Trustee and (iii) 28,000 shares underlying 14,000 Units owned by a family partnership contolled by Mr. Stahler's wife(3).
Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Signature.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Alan Stahler
Dated:   February 15, 1999                    _______________________________
         New York, New York                   Alan Stahler




                                               D.H. BLAIR & CO., INC.


                                               /s/ John McGuire
Dated:   February 15, 1999                 By:________________________________
         New York, New York                      John McGuire
                                                 President

___________________________________________________________________________
(1) Each Unit consists of one share and one Class A Warrant. Each Class A Warrant entitles the holder to purchase one share at an exercise price of $6.50, subject to adjustment, through August 28, 2002.

(2) Each Class A Warrant entitles the holder to purchase one share at an exercise price of $6.50 through August 28, 2002.

(3) Filing of this statement shall not be deemed an admission by Mr. Stahler that he beneficially owns the securities attributed to Mrs. Stahler for any purpose. Mr. Stahler expressly disclaims beneficial ownership of all securities held by Mrs. Stahler for any purpose.